# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TURKCELL ILETISIM HIZMETLERI A S, CIK 0001071321
CUSIP: 900111204
Title of class of securities: Ordinary Shares, nominal value TRY 1.000 per share
Address of issuer's principal executive offices: AYDINEVLER MAHALLESI INONU CADDESI NO 20, KUCUKYALI OFISPARK, MALTEPE, ISTANBUL, Turkey (W8), 34854
Date of event which requires filing of this statement: 03/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001080910

## Reporting persons
- Carlos Slim Helu: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 40,628,598; sole dispositive power 0; shared dispositive power 40,628,598; aggregate amount beneficially owned 40,628,598 (1.8% of the class)
  Comment: The Ordinary Shares, nominal value TRY 1.000 per share ("Ordinary Shares") reported herein are held in the form of American Depositary Receipts ("ADSs"). Each ADS represents 2.5 Ordinary Shares.
  
  Percent beneficially owned is based on approximately 2,200,000,000 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in Exhibit 99.1 to Turkcell Iletisim Hizmetleri A.S.'s (the "Issuer") Form 6-K filed with the Securities and Exchange Commission ("SEC") on March 13, 2026.
- Carlos Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 40,628,598; sole dispositive power 0; shared dispositive power 40,628,598; aggregate amount beneficially owned 40,628,598 (1.8% of the class)
  Comment: The Ordinary Shares reported herein are held in the form of ADSs. Each ADS represents 2.5 Ordinary Shares.
  
  Percent beneficially owned is based on approximately 2,200,000,000 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on March 13, 2026.
- Marco Antonio Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 40,628,598; sole dispositive power 0; shared dispositive power 40,628,598; aggregate amount beneficially owned 40,628,598 (1.8% of the class)
  Comment: The Ordinary Shares reported herein are held in the form of ADSs. Each ADS represents 2.5 Ordinary Shares.
  
  Percent beneficially owned is based on approximately 2,200,000,000 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on March 13, 2026.
- Patrick Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 40,628,598; sole dispositive power 0; shared dispositive power 40,628,598; aggregate amount beneficially owned 40,628,598 (1.8% of the class)
  Comment: The Ordinary Shares reported herein are held in the form of ADSs. Each ADS represents 2.5 Ordinary Shares.
  
  Percent beneficially owned is based on approximately 2,200,000,000 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on March 13, 2026.
- Maria Soumaya Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 40,628,598; sole dispositive power 0; shared dispositive power 40,628,598; aggregate amount beneficially owned 40,628,598 (1.8% of the class)
  Comment: The Ordinary Shares reported herein are held in the form of ADSs. Each ADS represents 2.5 Ordinary Shares.
  
  Percent beneficially owned is based on approximately 2,200,000,000 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on March 13, 2026.
- Vanessa Paola Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 40,628,598; sole dispositive power 0; shared dispositive power 40,628,598; aggregate amount beneficially owned 40,628,598 (1.8% of the class)
  Comment: The Ordinary Shares reported herein are held in the form of ADSs. Each ADS represents 2.5 Ordinary Shares.
  
  Percent beneficially owned is based on approximately 2,200,000,000 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on March 13, 2026.
- Johanna Monique Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 40,628,598; sole dispositive power 0; shared dispositive power 40,628,598; aggregate amount beneficially owned 40,628,598 (1.8% of the class)
  Comment: The Ordinary Shares reported herein are held in the form of ADSs. Each ADS represents 2.5 Ordinary Shares.
  
  Percent beneficially owned is based on approximately 2,200,000,000 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on March 13, 2026.
- Grupo Financiero Inbursa, S.A.B. de C.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 10,195,000; sole dispositive power 0; shared dispositive power 10,195,000; aggregate amount beneficially owned 10,195,000 (0.5% of the class)
- Control Empresarial de Capitales, S.A. de C.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 30,433,598; sole dispositive power 0; shared dispositive power 30,433,598; aggregate amount beneficially owned 30,433,598 (1.4% of the class)
  Comment: The Ordinary Shares reported herein are held in the form of ADSs. Each ADS represents 2.5 Ordinary Shares.
  
  Percent beneficially owned is based on approximately 2,200,000,000 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on March 13, 2026.
- Fundacion Telmex, A.C.: type of reporting person: partnership (PN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 25,131,170; sole dispositive power 0; shared dispositive power 25,131,170; aggregate amount beneficially owned 25,131,170 (1.1% of the class)
- Fundacion Carlos Slim, A.C.: type of reporting person: partnership (PN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 45,465,533; sole dispositive power 0; shared dispositive power 45,465,533; aggregate amount beneficially owned 45,465,533 (2.1% of the class)
  Comment: The Ordinary Shares reported herein are held in the form of ADSs. Each ADS represents 2.5 Ordinary Shares.
  
  Percent beneficially owned is based on approximately 2,200,000,000 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on March 13, 2026.

## Item 1. Issuer
Name of issuer: TURKCELL ILETISIM HIZMETLERI A S
Address of issuer's principal executive offices: AYDINEVLER MAHALLESI INONU CADDESI NO 20, KUCUKYALI OFISPARK, MALTEPE, ISTANBUL, Turkey, 34854

## Item 2. Person Filing
Name of person filing:
This statement is filed pursuant to Rule 13d-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Act"), by the persons listed below (the "Reporting Persons").

(1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"). The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Control Empresarial de Capitales S.A. de C.V. ("Control Empresarial").

(2) Grupo Financiero Inbursa, S.A.B. de C.V. ("GFI") is a sociedad anonima bursatil de capital variable organized under the laws of United Mexican States ("Mexico"). GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company. GFI, through Banco Inbursa S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, Division Fiduciaria which is one of its subsidiaries, also controls various trusts for the benefit of its employees, employees of its subsidiaries and employees of other entities that may be deemed to be controlled by the Slim Family. In addition, GFI may be deemed to beneficially own the Ordinary Shares underlying ADSs held in a mutual fund managed by GFI through its subsidiary Operadora Inbursa de Fondos de Inversion, S.A. de C.V. as to which it has the power to dispose of and vote, although it disclaims ownership of such Ordinary Shares underlying ADSs.

(3) Control Empresarial, a sociedad anonima de capital variable organized under the laws of Mexico, is a holding company with portfolio investments in various companies.

(4) Fundacion Telmex, A.C. ("Fundacion Telmex") is a not-for-profit partnership organized under the laws of Mexico. A board, a majority of whose members are members of the Slim Family, makes investment decisions for Fundacion Telmex. Thus, Fundacion Telmex may be deemed to be controlled by the Slim Family, which may be deemed to share beneficial ownership of all the Ordinary Shares underlying ADSs beneficially owned by Fundacion Telmex. The Slim Family expressly disclaims such beneficial ownership.

(5) Fundacion Carlos Slim, A.C. ("Fundacion Carlos Slim") is a not-for-profit partnership organized under the laws of Mexico. A board, the majority of whose members are members of the Slim Family, makes investment decisions for Fundacion Carlos Slim. Thus, Fundacion Carlos Slim may be deemed to be controlled by the Slim Family, and the Slim Family may be deemed to share beneficial ownership of all the Ordinary Shares underlying ADSs beneficially owned by Fundacion Carlos Slim. The Slim Family expressly disclaims such beneficial ownership.
Address of principal business office or, if none, residence:
(1) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de Mexico, Mexico

(2) The principal business address for each of GFI, Control Empresarial, Fundacion Telmex and Fundacion Carlos Slim is:

Paseo de las Palmas 781
Piso 3, Lomas de Chapultepec, Seccion III
Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000
Citizenship: Each member of the Slim Family is a Mexican citizen. GFI is a sociedad anonima bursatil de capital variable organized under the laws of Mexico. Control Empresarial is a Mexican corporation. Each of Fundacion Telmex and Fundacion Carlos Slim is a not-for-profit partnership organized under the laws of Mexico.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Calculations of the percentage of the Ordinary Shares underlying ADSs beneficially owned are based on a total of approximately 2,200,000,000 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on March 13, 2026. As of the date of this filing, (i) GFI indirectly owns 10,195,000 Ordinary Shares underlying ADSs; (ii) Control Empresarial, directly or indirectly, owns 30,433,598 Ordinary Shares underlying ADSs; (iii) Fundacion Telmex, directly or indirectly, owns 25,131,170 Ordinary Shares underlying ADSs; and (iv) Fundacion Carlos Slim, directly or indirectly, owns 45,465,533 Ordinary Shares underlying ADSs (representing collectively, 5.1% of the outstanding Ordinary Shares).
Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of GFI and Control Empresarial, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of any Ordinary Shares underlying ADSs owned by such persons (including those beneficially owned by Fundacion Telmex, Fundacion Carlos Slim and a fund managed by GFI but that GFI holds no economic interest in). Because a board, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundacion Telmex and Fundacion Carlos Slim, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any Ordinary Shares underlying ADSs owned by Fundacion Telmex and Fundacion Carlos Slim. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any Ordinary Shares underlying ADSs owned by the Reporting Persons.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of GFI and Control Empresarial, members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any Ordinary Shares underlying ADSs owned by such persons. Because a board, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundacion Telmex and Fundacion Carlos Slim, members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any Ordinary Shares underlying ADSs owned by Fundacion Telmex and Fundacion Carlos Slim. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any Ordinary Shares underlying ADSs owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The identity of each member of the group filing this schedule is as follows: Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Grupo Financiero Inbursa, S.A.B. de C.V., Control Empresarial de Capitales S.A. de C.V., Fundacion Telmex, A.C. and Fundacion Carlos Slim, A.C.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Carlos Slim Helu: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
- Carlos Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
- Marco Antonio Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
- Patrick Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
- Maria Soumaya Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
- Vanessa Paola Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
- Johanna Monique Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
- Grupo Financiero Inbursa, S.A.B. de C.V.: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
- Control Empresarial de Capitales, S.A. de C.V.: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
- Fundacion Telmex, A.C.: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
- Fundacion Carlos Slim, A.C.: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (04/06/2026)
Comment: * The Powers of Attorney for the members of the Slim Family, GFI, Control Empresarial, Fundacion Telmex and Fundacion Carlos Slim are each filed as an exhibit to this Schedule 13G and are all hereby incorporated herein by reference.